Exhibit 99.1

Corteva Agriscience and Bioceres Crop Solutions to Advance
Availability of Biologicals in Europe
The Companies Signed an Exclusive Agreement on Distribution of Innovative Bioinsecticide

GENEVA, Switzerland; ROSARIO, Argentina ‒ July 18, 2023 ‒ Corteva Agriscience (Corteva) (NYSE: CTVA) and Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), announced today that they have entered into an exclusive agreement to advance the availability of biological solutions in Europe.

Under the agreement, Corteva Agriscience and Bioceres Crop Solutions will work jointly to accelerate the regulatory processes required to bring a cutting-edge bioinsecticide developed by Bioceres’ subsidiary Pro Farm, to the European market.

The product is an extremely viable biological insecticide that can be as effective as conventional insecticides and is a good fit for mainstream agriculture, with target crops including corn and other cereals, as well as sunflower and rape seeds. Once registrations are secured, Corteva Agriscience will be the exclusive distributor in Europe, through their Seed Applied Technologies team and will also treat its Pioneer® brand seed products with the technology.

In addition, Corteva Agriscience will continue to commercialize Pro Farm’s Lumidapt™, a growth nutrition seed treatment for crops.

Matti Tiainen, President of Pro Farm, a subsidiary of Bioceres operating in Europe, said: “Demand for effective solutions with an improved environmental profile is growing rapidly in Europe as the regulatory environment is becoming more challenging and farmers look for new and innovative products to control yield-damaging pests and diseases. At Pro Farm, we have one of the world’s leading biologically based product portfolios, with unique farmer-focused and field-tested solutions to address this need. Through this partnership we will build on Corteva Agriscience’s extensive footprint and experience to bring our latest innovations to farmers in the region.”

Jean-Philippe Riffat, EMEA Marketing Leader at Corteva Agriscience, said: “Corteva Agriscience is committed to providing farmers with a broad toolbox of sustainable solutions to help ensure a productive and profitable yield. This agreement helps meet societal and political demand for natural-based products, advancing our mission to deliver innovative products that bring value to the farm.”

“Our acquisitions of Symborg and Stoller reflect our commitment to investing in Biologicals, cementing our position as a global leader in the segment. And Seed Applied Technologies such as Pro Farm’s Lumidapt™ involve treating the seed directly, helping farmers get their crops off to the best start and lowering the environmental footprint of agriculture.”

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

About Corteva Agriscience

Corteva, Inc. (NYSE: CTVA) is a publicly traded, global pure-play agriculture company that combines industry-leading innovation, high-touch customer engagement and operational execution to profitably deliver solutions for the world’s most pressing agriculture challenges. Corteva generates advantaged market preference through its unique distribution strategy, together with its balanced and globally diverse mix of seed, crop protection, and digital products and services. With some of the most recognized brands in agriculture and a technology pipeline well positioned to drive growth, the company is committed to maximizing productivity for farmers, while working with stakeholders throughout the food system as it fulfills its promise to enrich the lives of those who produce and those who consume, ensuring progress for generations to come. More information can be found at www.corteva.com.

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™ ® Trademarks of Corteva Agriscience and its affiliated companies.

Contact Information

Bioceres Crop Solutions
Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com

Corteva Agriscience

József Máté

Head of Communications, EMEA

Tel: +41 22 775 36 70

Mob: +41 79 597 2709

jozsef.mate@corteva.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.